Exhibit 99.3

Suite 1378 – 200 Granville Street
Vancouver, BC, Canada V6C 1S4
Tel: 604-669-9397
Fax: 604-669-9387
Toll Free Tel: 1-888-224-1881
Email: info@silvercorp.ca
Website: www.silvercorp.ca

PRESS RELEASE

Trading Symbol:	TSX: SVM	November 9, 2009
NYSE: SVM

SILVERCORP REPORTS NET INCOME OF $8.9 MILLION

AND CASH FLOW OF $15.9 MILLION IN SECOND QUARTER

VANCOUVER, British Columbia – November 9, 2009 – Silvercorp Metals Inc. (“Silvercorp” or the “Company”) reports its unaudited financial and operating results for the second quarter ended September 30, 2009. The financial results are expressed in thousands of US dollars (US$) unless stated otherwise.

SECOND QUARTER HIGHLIGHTS

During the quarter ended September 30, 2009 (“Q2 2010”), financial highlights included:

●

Net earnings of $8.9 million, 83% higher compared to $4.9 million in the same quarter last year;

●

Earnings per share of $0.06, double the earnings per share of $0.03 in the same quarter last year;

●

Production of 1.2 million ounces of silver and 15.2 million pounds of lead, representing 35% and 43% increases, respectively, compared to 0.8 million ounces of silver and 10.7 million pounds of lead produced in the same quarter last year;

●

Total production cost of negative $5.61 per ounce of silver and cash cost of negative $6.33 per ounce of silver, net credit of other metals, making Silvercorp an industry leading low-cost silver producer;

●

Generated $15.9 million cash from operating activities or $0.10 per share; and,

●

Total cash, cash equivalents and short term investments increased to $79.0 million.

FINANCIALS

Silvercorp produced 35% more silver and 43% more lead in this quarter, compared to the same quarter last year. Sales revenue for this quarter was $25.1 million compared to $20.1 million in the same quarter last year.  Due to the increase in silver and lead production, a 25% increase in sales was achieved despite lower silver and lead prices compared to a year ago.

During the six months ended September 30, 2009, sales revenue was $47.7 million, representing a $3.3 million or 6% reduction compared to the six months ended September 30, 2008. The quantity of silver and lead sold during this period was 13% and 25% higher, respectively, than a year ago; however, this did not fully offset the impact of lower metal prices which were down 16% for silver and 28% for lead compared to the same period last year.

Cost of sales for the quarter was $5.2 million, representing a 33% decrease compared to the same quarter last year. During the six months ended September 30, 2009, cost of sales was $10.1 million, down 35% compared to a year ago. The cost reduction is a reflection of improved operational and cost control, and also due to the low mine production in TLP, LM and HPG mines.

Gross profit margin this quarter improved to 76% from 51% in the same quarter last year. The consolidated net income for this quarter was $8.9 million or $0.06 per share, representing an increase of 83% compared to $4.9 million or $0.03 per share in the same quarter last year.

For the six months ended September 30, 2009 and 2008, gross profit margin was 75% and 62%, respectively. Net income for the six months ended September 30, 2009 and 2008 were $16.4 million or $0.10 per share and $16.5 million or $0.11 per share, respectively.

Cash and cash equivalents plus short-term investments increased by $13.6 million to $79.0 million since March 31, 2009 ($65.4 million).  The 21% increase is mainly due to $26.3 million cash generated by operating activities, offset by $8.5 million of capital expenditures and $5.5 million of cash dividend payments.

OPERATIONS

Silvercorp mined 102,461 tonnes of ore during the second quarter, 22,073 tonnes less than the same quarter last year, as operations at the TLP, LM and HPG mines were still in the ramping up stage.

During the quarter, production was primarily from the Company’s flagship Ying Mine where 83,263 tonnes of ore was mined, 13% higher than the same quarter last year.  Silver head grades at the Ying Mine improved to 453 g/t from 331 g/t in the prior year period.   However, silver head grade decreased from 488 g/t last quarter, as mining was at a broken zone, causing higher dilution during the quarter.

Cash cost per ounce of silver for the second quarter improved to negative $6.24, compared with negative $5.14 per ounce of silver in the same quarter last year.  This is also an improvement from the prior quarter cash cost of negative $5.00 per ounce. The improvement in cash cost per ounce of silver was mainly driven by higher realized by-products prices.

The operating results for the past five quarters at the Ying Mine are summarized as follows:

	Q2 2010	Q1 2010	Q4 2009	Q3 2009	Q2 2009
	30-Sep-09	30-Jun-09	31-Mar-09	31-Dec-08	30-Sep-08
Ores Mined (tonne)
Direct Smelting Ores (tonne)	3,550	3,773	2,610	3,114	2,387
Ores to be milled (tonne)	79,713	82,475	55,232	77,968	71,456
	83,263	86,248	57,842	81,082	73,843
Run of Mine Ores (tonne)
Direct Smelting Ores (tonne)	3,550	3,773	2,726	3,114	2,387
Ores Milled (tonne)	80,657	77,330	60,167	70,854	69,493
	84,207	81,103	62,893	73,968	71,880
Head Grades of Run of Mine Ores
Silver (gram/tonne)	452.5	488.1	486.7	420.2	331.2
Lead (%)	8.1	9.1	9.1	7.7	6.0
Zinc (%)	3.0	3.1	3.1	2.6	2.5
Recovery Rate of the Run of Mine Ores
Silver (%)	92.8	93.3	93.1	92.9	91.3
Lead (%)	96.6	96.5	97.2	96.7	95.6
Zinc (%)	71.2	76.3	69.4	78.1	68.2
Cash Mining cost ($ per tonne)	46.16	42.27	45.44	45.10	55.71
Total Mining cost ($ per tonne)	54.71	52.70	58.71	61.60	72.86
Cash Milling cost ($ per tonne)	9.19	10.84	10.57	10.32	11.24
Total Milling cost ($ per tonne)	10.16	11.74	11.76	11.24	12.24
Production Cost per Ounce of Silver, adjusted for by-product credits	(5.51)	(4.19)	(3.24)	0.18	(3.44)
Cash Cost per Ounce of Silver, adjusted for by-product credits	(6.24)	(5.00)	(3.62)	(1.39)	(5.14)

NSR PRICES

The Net Smelter Return (NSR) prices (net of 17% value added tax) for the past five quarters are as follows:

	For the quarters ended
	September 30, 2009	June 30, 2009	March 31, 2009	December 31, 2008	September 30, 2008
Silver (US$/oz)	10.99	9.89	8.68	7.34	11.99
Gold (US$/oz)	627	573	648	449	618
Lead (US$/lb)	0.67	0.56	0.52	0.41	0.81
Zinc (US$/lb)	0.53	0.46	0.37	0.28	0.41

Compared to the quarter ended June 30, 2009, the NSR prices for silver, lead and zinc all increased as a result of improved quoted metal prices and reduced smelter charges.  NSR prices of silver and lead was approximately 85% of quoted Shanghai metal prices, excluding the 17% value added tax.

OUTLOOK

For the remainder of fiscal year 2010, the Company’s production outlook is 204,000 tonnes, of which 160,000 tonnes will be mined from the Ying mine and 44,000 tonnes will come from the HPG, TLP and LM mines combined.  This will bring total production for the entire fiscal year to 410,000 tonnes, in-line with the Company’s annual production forecast.

At the Ying Mine, the Company produced 2.2 million ounces of silver, 29 million pounds of lead and 7 million pounds of zinc for the six months ended September 30, 2009.  As the actual metal production exceeded our forecasts for the first half of fiscal year 2010, the Company is revising its annual production forecast for the Ying Mine to 4.5 million ounces of silver, 58 million pounds of lead and 14 million pounds of zinc.

The Company will continue to focus on mine development at the TLP, LM and HPG mines, where development activities were partially resumed in May 2009.  Through the extraction of by-product ores during mine development from these three mines, the Company expects an additional 0.2 million to 0.5 million ounces of silver to be produced from these mines for the remainder of the year, bringing consolidated silver production for the entire fiscal year to 4.7 million to 5.0 million ounces.

For the second half of fiscal 2010, capital expenditures are budgeted at $8 million, of which $5 million will be used for exploration drilling and development at the Ying mine and $3 million for exploration drilling and mine development at the TLP, LM and HPG mines.  The Company is also carrying out a regional IP geophysics program at the Ying Mining Camp with the aim of defining drill targets outside the current mining areas.

At the GC project in Guangdong Province, China, the Company is currently focusing on permitting and design for mine and mill construction.   For the second half of fiscal year 2010, the Company has budgeted approximately $3 million for the GC project.

Silvercorp continues to pursue future growth opportunities by carrying out an aggressive exploration program within the existing exploration and mining permit areas and seeking out acquisitions projects in China and other jurisdictions.

CONFERENCE CALL AND WEBCAST INFORMATION

A conference call and live audio webcast to discuss these results is scheduled as follows:

Date:

Tuesday, November 10, 2009

Time:

9:00 am PT (12:00 noon ET)

Dial-In Number:

1-612-288-0329

Live audio webcast:

www.silvercorp.ca (click on the link on the home page)

Playback webcast can be accessed at: www.silvercorp.ca

About Silvercorp Metals Inc.

Silvercorp Metals Inc., China’s largest primary silver producer, is engaged in the acquisition, exploration and development of silver related mineral properties located in the People's Republic of China ("China"). Silvercorp Metals Inc. is operating and developing four Silver-Lead-Zinc mines at the highly profitable Ying Mining Camp, Henan Province, China.  Silvercorp is also applying for a mining permit at its 95% owned GC & SMT property to profitably mine and produce silver, lead and zinc in Guangdong Province, China.  The Company’s common shares are included as a component of the S&P/TSX Composite and the S&P/TSX Global Mining Indexes.

For further information: SILVERCORP METALS INC., Rui Feng, Chairman & CEO and Lorne Waldman, Corporate Secretary, Phone: (604) 669-9397, Fax: (604) 669-9387, Toll Free 1(888) 224-1881, Email: info@silvercorp.ca, Website: www.silvercorp.ca.

CAUTIONARY DISCLAIMER -- FORWARD LOOKING STATEMENTS

Statements in this press release other than purely historical factual information, including statements relating to mineral resources and reserves, or the Company’s future plans and objectives, or expected production levels, exploration, head grades, recovery rates, cash flows, acquisitions, and capital expenditures constitute forward-looking statements. Forward-looking statements are based on numerous assumptions and are subject to all of the risks and uncertainties inherent in the Company’s business, including risks inherent in mineral exploration, development, and mining. Production projections are based not on mineral reserves but on mineral resources which do not have demonstrated economic viability.  There can be no assurance that such forward-looking statements, including those in the outlook section, will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on such statements. Except in accordance with applicable securities laws, the Company expressly disclaims any obligation to update any forward-looking statements or forward-looking statements that are incorporated by reference herein.

SILVERCORP METALS INC.

Unaudited Consolidated Balance Sheets

(Expressed in thousands of U.S. dollars)

	September 30, 2009	March 31, 2009
ASSETS

Current Assets
Cash and cash equivalents	$49,816	$41,470
Short term investments	29,203	23,962
Restricted cash	-	732
Accounts receivable, prepaids and deposits	2,434	2,933
Inventories	3,952	1,529
Current portion of future income tax assets	-	143
Amounts due from related parties	362	249
	85,767	71,018

Long term prepaids	2,091	1,058
Long term investments	14,334	12,186
Restricted cash	-	293
Property, plant and equipment	28,256	29,072
Mineral rights and properties	107,144	89,413
Future income tax assets	2,109	2,162
	$239,701	$205,202

LIABILITIES

Current Liabilities
Accounts payable and accrued liabilities	$8,740	$8,533
Deposits received	3,054	1,290
Bank loan and notes payable	2,929	658
Dividends payable	3,020	2,564
Income tax payable	910	3,041
Amounts due to related parties	4,014	7,353
	22,667	23,439

Future income tax liabilities	19,720	19,678
Asset retirement obligations	2,092	2,029
	44,479	45,146

Non-controlling interests	13,998	7,610

SHAREHOLDERS' EQUITY

Share capital	135,718	135,604
Contributed surplus	4,606	3,764
Reserves	31,893	31,893
Accumulated other comprehensive income (loss)	7,065	(10,167)
Retained earnings (Deficits)	1,942	(8,648)
	181,224	152,446

	$239,701	$205,202

SILVERCORP METALS INC.

Unaudited Consolidated Statement of Operations

(Expressed in thousands of U.S. dollars, except for share and per share figures)

	Three months ended September 30,		Six months ended September 30,

	2009	2008	2009	2008

Sales	$25,085	$20,103	$47,657	$50,962

Cost of sales	5,173	7,668	10,145	15,607
Amortization and depletion	824	2,201	1,753	3,769
	5,997	9,869	11,898	19,376

Gross profit	19,088	10,234	35,759	31,586

Expenses
Accretion of asset retirement obligations	31	42	62	61
Amortization	168	147	370	441
Foreign exchange loss (gain)	82	(3,150)	(1,434)	(3,031)
General exploration and property investigation expenses	959	1,150	3,266	1,630
Impairment charges and bad debt (recovery)	(79)	-	698	-
Investor relations	110	259	181	354
General and administrative	1,807	2,299	4,532	5,247
Professional fees	663	884	1,238	1,174
	3,741	1,631	8,913	5,876
	15,347	8,603	26,846	25,710
Other income and expenses
Equity loss in investment	(136)	(1,240)	(218)	(1,444)
Loss on disposal of property, plant and equipment	(871)	-	(1,127)	(10)
Loss on held for trading securities	(11)	-	(11)	-
Interest income	160	243	398	1,020
Other income	53	87	213	116
	(805)	(910)	(745)	(318)

Income before income taxes and non-controlling interests	14,542	7,693	26,101	25,392

Income tax expense (recovery)
Current	1,940	1,365	3,518	3,404
Future	412	(235)	226	(388)
	2,352	1,130	3,744	3,016

Income before non-controlling interests	12,190	6,563	22,357	22,376

Non-controlling interests	(3,297)	(1,706)	(5,977)	(5,918)

Net income	$8,893	$4,857	$16,380	$16,458

Basic earnings per share	$0.06	$0.03	$0.10	$0.11
Diluted earnings per share	$0.05	$0.03	$0.10	$0.11
Weighted Average Number of Shares Outstanding - Basic	161,590,262	152,954,124	161,588,640	151,796,726
Weighted Average Number of Shares Outstanding - Diluted	163,359,824	154,451,515	162,923,835	153,305,544

SILVERCORP METALS INC.

Unaudited Consolidated Statements of Comprehensive Income

(Expressed in thousands of U.S. dollars)

	Three months ended September 30,		Six months ended September 30,
	2009	2008	2009	2008

Net income	$8,893	$4,857	$16,380	$16,458
Other comprehensive income (loss), net of taxes:
Unrealized gain (loss) on available for sale securities	34	5	34	(64)
Reclassification adjustment for losses included in income (net of tax)	-	-	195	-
Unrealized exchange gain (loss) on translation of self-sustaining foreign operations	(3,457)	(1,277)	(10,607)	549
Unrealized exchange gain (loss) on translation of functional currency to reporting currency	12,692	(7,949)	27,610	(6,291)
Other comprehensive income (loss)	9,269	(9,221)	17,232	(5,806)
Comprehensive income (loss)	$18,162	$(4,364)	$33,612	$10,652

SILVERCORP METALS INC.

Unaudited Consolidated Statements of Cash Flows

(Expressed in thousands of U.S. dollars)

	Three months ended September 30,		Six months ended September 30,

	2009	2008	2009	2008
Cash provided by (used for)
Operating activities
Net income for the period	$8,893	$4,857	$16,380	$16,458
Add (deduct) items not affecting cash :
Accretion of asset retirement obligations	31	42	62	61
Amortization	992	2,348	2,123	4,210
Equity Investment loss	136	1,240	218	1,444
Future income tax expenses (recovery)	412	(235)	226	(388)
Impairment charges and bad debt	(79)	-	698	-
Loss on held for trading securities	11	-	11	-
Loss on disposal of property, plant, and equipment	871	-	1,127	9
Inventory write-down	-	368	-	368
Non-controlling interests	3,297	1,706	5,977	5,918
Stock-based compensation	509	701	899	1,268
Unrealized foreign exchange loss (gain)	498	-	(1,018)	-
	15,571	11,027	26,703	29,348
Net change in non-cash working capital
Accounts receivable and prepaids	(22)	5,669	111	13
Inventory	(1,359)	(394)	(2,308)	(2,419)
Restricted cash	-	-	732	-
Accounts payable and accrued liabilities	1,039	(3,603)	1,425	1,521
Income tax payable	210	(355)	(2,126)	(714)
Deposits received	477	(627)	1,763	(869)
Cash provided by operating activities	15,916	11,717	26,300	26,880

Investing activities
Acquisition, exploration and development expenditures	(5,568)	(14,128)	(7,740)	(35,406)
Acquisition of property, plant, and equipment	(419)	(4,937)	(808)	(8,610)
Purchase of long term investments	(1,323)	-	(1,323)	-
Decrease (increase) of short term investments	(4,772)	19,791	(720)	24,854
Decrease (increase) in long term prepaids	(1,579)	(2,381)	(1,999)	576
Proceeds from disposal of property, plant, and equipment	119	-	120	-
Cash used in investing activities	(13,542)	(1,655)	(12,470)	(18,586)

Financing activities
Repayment from (advance to) related parties	(84)	1,161	(104)	1,269
Bank loan	-	-	2,927	-
Repayment of bankers acceptance	-	-	(658)	-
Distribution to non-controlling interest shareholder	(3,293)	(11,180)	(3,293)	(11,180)
Cash dividends distributed	(2,762)	-	(5,532)	-
Share subscriptions for cash, net of commission and expenses	57	-	57	21
Repurchase of shares to treasury for cancellation	-	(4,397)	-	(9,052)
Cash used in financing activities	(6,082)	(14,416)	(6,603)	(18,942)

Effect of exchange rate changes on cash and cash equivalents	(220)	(1,744)	1,119	49

Increased (decrease) in cash and cash equivalents	(3,928)	(6,098)	8,346	(10,599)

Cash and cash equivalents, beginning of period	53,744	42,592	41,470	47,093

Cash and cash equivalents, end of period	$49,816	$36,494	$49,816	$36,494
Supplemental information:
Interest paid	$137	$30	$139	$30
Income tax paid	$1,681	$2,109	$5,659	$4,149

Non-cash investing activities:
Common shares issued for mineral rights and properties	$-	$-	$-	$36,485

SILVERCORP METALS INC.

Unaudited Consolidated Statements of Shareholders’ Equity

(Expressed in thousands of U.S. dollars, except for numbers of shares figures)

	Share capital
					Accumulated
					other	Retained	Total
	Number of		Contributed		comprehensive	earnings shareholders'
	shares	Amount	surplus	Reserves	income (loss)	(deficit)	equity
Balance, March 31, 2008	149,416,476	$78,334	$1,722	$2,078	$14,122	$52,736	$148,992
Options exercised	4,482	35	(13)	-	-	-	22
Shares issued for property	4,532,543	36,485	-	-	-	-	36,485
Financing	10,000,000	24,205	-	-	-	-	24,205
Net of share issuance costs	-	(1,570)	-	-	-	-	(1,570)
Cancellation of shares under normal course issuer bid	(2,366,500)	(1,885)	(47)	-	-	(7,542)	(9,474)
Stock-based compensation	-	-	2,102	-	-	-	2,102
Unrealized loss on available for sale securities	-	-	-	-	(155)	-	(155)
Appropriation to reserves	-	-	-	29,815	-	(29,815)	-
Cash dividends declared and distributed	-	-	-	-	-	(8,030)	(8,030)
Loss of the period	-	-	-	-	-	(15,997)	(15,997)
Unrealized gain on translation of self-sustaining operation	-	-	-	-	11,270	-	11,270
Unrealized loss on translation functional currency to reporting currency	-	-	-	-	(35,404)	-	(35,404)
Balance, March 31, 2009	161,587,001	135,604	3,764	31,893	(10,167)	(8,648)	152,446
Options exercised	300,000	114	(57)	-	-	-	57
Stock-based compensation	-	-	899	-	-	-	899
Unrealized gain on available for sale securities	-	-	-	-	34	-	34
Reclassification adjustment for losses included in income (net of tax)	-	-	-	-	195	-	195
Cash dividends declared and distributed	-	-	-	-	-	(5,790)	(5,790)
Income of the period	-	-	-	-	-	16,380	16,380
Unrealized loss on translation of self-sustaining operation	-	-	-	-	(10,607)	-	(10,607)
Unrealized gain on translation functional currency to reporting currency	-	-	-	-	27,610	-	27,610
Balance, September 30, 2009	161,887,001	$135,718	$4,606	$31,893	$7,065	$1,942	$181,224

SILVERCORP METALS INC.

Mining Data

The following table summarizes historical operating information for each mine and consolidated totals for the quarter ended September 30, 2009:

	Three months ended September 30, 2009
	YING	HPG	TLP	LM	Consolidation

Production Data
Mine Data
Ore Mined (tonne)
Direct Smelting Ores (tonne)	3,550	37	2	-	3,589
Stockpiled Ores (tonne)	79,713	5,008	7,545	6,606	98,872
	83,263	5,045	7,547	6,606	102,461

Run of Mine Ore (tonne)
Direct Smelting Ores (tonne)	3,550	37	2	-	3,589
Stockpiled Ores Milled (tonne)	80,657	8,034	886	606	90,183
	84,207	8,071	888	606	93,772

Mining cost per tonne of ore mined ($)	54.71	75.41	74.56	91.50	57.05
Cash mining cost per tonne of ore mined ($)	46.16	70.47	70.46	83.20	49.48
Non cash mining cost per tonne of ore mined ($)	8.55	4.94	4.10	8.30	7.57

Unit shipping costs ($)	3.45	3.58	3.16	2.72	3.39

Milling cost per tonne of ore milled ($)	10.16	14.14	8.71	10.45	10.06
Cash milling cost per tonne of ore milled ($)	9.19	13.18	7.68	9.45	9.09
Non cash milling cost per tonne of ore milled ($)	0.96	0.97	1.02	1.00	0.97

Average Production Cost
Silver ($ per ounce)	2.53	3.77	3.46	10.81	2.63
Gold ($ per ounce)	110.57	268.51	-	-	149.85
Lead ($ per pound)	0.16	0.23	0.23	0.78	0.16
Zinc ($ per pound)	0.12	0.11	-	-	0.13

Total production cost per ounce of Silver ($)	(5.51)	(11.75)	(3.43)	11.34	(5.61)
Total cash cost per ounce of Silver ($)	(6.24)	(12.22)	(3.64)	10.85	(6.33)

Total Recovery of the Run of Mine Ores
Silver (%)	92.8	87.1	81.7	77.3	92.6
Lead (%)	96.6	90.9	85.6	64.5	96.1
Zinc ( %)	71.2	63.4	-	-	70.9

Head Grades of Run of Mine Ores
Silver (gram/tonne)	452.5	134.9	107.7	281.0	421.1
Lead (%)	8.1	5.7	4.9	4.2	7.9
Zinc (%)	3.0	0.9	-	-	2.8

Sales Data
Metal Sales
Silver (in thousands of ounce)	1,107	32	7	4	1,150
Gold (in thousands of ounce)	0.1	0.2	-	-	0.3
Lead (in thousands of pound)	14,084	987	93	35	15,199
Zinc (in thousands of pound)	3,707	96	-	-	3,803
Metal Sales
Silver ($)	12,178	328	83	46	12,635
Gold ($)	48	140	-	-	188
Lead ($)	9,546	613	72	28	10,259
Zinc ($)	1,974	29	-	-	2,003
	23,746	1,110	155	74	25,085
Average Selling Price, Net of Value Added Tax and Smelter Charges
Silver ($ per ounce)	11.00	10.15	11.68	11.35	10.99
Gold ($ per ounce)	480.00	723.71			626.67
Lead ($ per pound)	0.68	0.62	0.78	0.82	0.67
Zinc ($ per pound)	0.53	0.30	-	-	0.53

SILVERCORP METALS INC.

Mining Data

The following table summarizes historical operating information for each mine and consolidated totals for the quarter ended September 30, 2008:

	Three months ended September 30, 2008
	YING	HPG	TLP	LM	Consolidation

Production Data
Mine Data
Ore Mined (tonne)
Direct Smelting Ores (tonne)	2,387	135	34	15	2,571
Stockpiled Ores (tonne)	71,456	17,302	22,333	10,872	121,963
	73,843	17,437	22,367	10,887	124,534

Run of Mine Ore (tonne)
Direct Smelting Ores (tonne)	2,387	135	34	15	2,571
Stockpiled Ores Milled (tonne)	69,492	19,233	28,532	8,441	125,698
	71,879	19,368	28,566	8,456	128,269

Mining cost per tonne of ore mined ($)	72.85	66.64	59.02	77.90	69.94
Cash mining cost per tonne of ore mined ($)	55.71	48.48	43.54	53.60	52.33
Non cash mining cost per tonne of ore mined ($)	17.14	18.16	15.48	24.30	17.61

Unit shipping costs ($)	3.46	4.57	1.75	6.28	3.44

Milling cost per tonne of ore milled ($)	12.24	13.82	13.33	11.71	12.45
Cash milling cost per tonne of ore milled ($)	11.24	13.21	12.20	11.71	11.55
Non cash milling cost per tonne of ore milled ($)	1.00	0.62	1.13	-	0.91

Average Production Cost
Silver ($ per ounce)	4.46	5.21	17.30	8.95	5.89
Gold ($ per ounce)	145.87	334.67	581.06	416.80	304.74
Lead ($ per pound)	0.31	0.38	1.04	0.36	0.40
Zinc ($ per pound)	0.15	0.19	-	-	0.20

Total production cost per ounce of Silver ($)	(3.44)	(5.80)	20.55	8.39	(0.06)
Total cash cost per ounce of Silver ($)	(5.14)	(10.48)	14.34	4.17	(2.65)

Total Recovery of the Run of Mine Ores
Silver (%)	91.3	84.0	82.8	88.8	89.5
Lead (%)	95.6	93.0	79.1	89.4	93.4
Zinc ( %)	68.2	68.5	-	-	68.2

Head Grades of Run of Mine Ores
Silver (gram/tonne)	331.2	134.6	140.3	309.7	257.6
Lead (%)	6.0	4.2	2.0	2.4	4.6
Zinc (%)	2.5	0.9	-	-	1.5

Sales Data
Metal Sales
Silver (in thousands of ounce)	622	55	79	93	849
Gold (in thousands of ounce)	0.1	0.3	0.1	-	0.5
Lead (in thousands of pound)	8,096	1,312	898	358	10,665
Zinc (in thousands of pound)	2,301	53	-	-	2,354
Metal Sales
Silver ($)	7,493	569	1,001	1,121	10,184
Gold ($)	8	227	15	28	278
Lead ($)	6,847	978	684	173	8,682
Zinc ($)	939	20	-	-	959
	15,286	1,795	1,700	1,322	20,103
Average Selling Price, Net of Value Added Tax and Smelter Charges
Silver ($ per ounce)	12.04	10.31	12.64	12.08	11.99
Gold ($ per ounce)	394.23	688.87	424.5	-	617.78
Lead ($ per pound)	0.85	0.75	0.76	0.48	0.81
Zinc ($ per pound)	0.41	0.37	-	-	0.41

SILVERCORP METALS INC.

Mining Data

The following table summarizes historical operating information for each mine and consolidated totals for the six months ended September 30, 2009:

	Six months ended September 30, 2009
	YING	HPG	TLP	LM	Consolidation

Production Data
Mine Data
Ore Mined (tonne)
Direct Smelting Ores (tonne)	7,323	144	8	-	7,475
Stockpiled Ores (tonne)	162,188	14,471	11,729	10,522	198,910
	169,511	14,615	11,737	10,522	206,385

Run of Mine Ore (tonne)
Direct Smelting Ores (tonne)	7,323	144	8	-	7,475
Ores Milled (tonne)	157,987	15,441	1,531	1,079	176,038
	165,310	15,585	1,539	1,079	183,513

Mining cost per tonne of ore mined ($)	53.77	47.86	69.92	64.42	54.81
Cash mining cost per tonne of ore mined ($)	44.26	46.15	65.93	63.19	46.59
Non cash mining cost per tonne of ore mined ($)	9.51	1.71	3.99	1.23	8.22

Unit shipping costs($)	3.50	3.57	2.99	2.72	3.44

Milling cost per tonne of ore milled ($)	11.13	12.54	11.41	10.45	11.16
Cash milling cost per tonne of ore milled ($)	10.13	11.54	10.35	9.45	10.17
Non cash milling cost per tonne of ore milled ($)	0.99	1.01	1.05	1.00	0.99

Average Production Cost
Silver ($ per ounce)	2.52	3.93	2.51	7.50	2.60
Gold ($ per ounce)	116.39	253.50	-	-	147.21
Lead ($ per pound)	0.15	0.23	0.16	0.49	0.15
Zinc ($ per pound)	0.12	0.16	-	-	0.12

Total production cost per ounce of Silver ($)	(4.84)	(10.56)	(4.29)	6.00	(4.94)
Total cash cost per ounce of Silver ($)	(5.61)	(11.00)	(4.43)	5.81	(5.70)

Total Recovery of the Run of Mine Ores
Silver (%)	93.1	86.9	84.6	84.1	92.8
Lead (%)	96.5	93.5	89.8	64.6	96.2
Zinc ( %)	73.7	70.3	-	-	73.6

Head Grades of Run of Mine Ores
Silver (gram/tonne)	470.0	138.0	95.5	347.2	437.9
Lead (%)	8.6	6.1	5.3	5.3	8.3
Zinc (%)	3.0	1.1	-	-	2.8

Sales Data
Metal Sales
Silver (in thousands of ounce)	2,241	61	14	10	2,326
Gold (in thousands of ounce)	0.2	0.4	-	-	0.6
Lead (in thousands of pound)	29,101	1,870	190	80	31,242
Zinc (in thousands of pound)	7,286	253	-	-	7,539
Metal Sales
Silver ($)	23,406	605	149	99	24,259
Gold ($)	106	254	1	1	362
Lead ($)	18,035	1,093	126	53	19,307
Zinc ($)	3,626	103	-	-	3,729
	45,173	2,055	276	153	47,657
Average Selling Price, Net of Value Added Tax and Smelter Charges
Silver ($ per ounce)	10.44	10.00	10.35	10.09	10.43
Gold ($ per ounce)	481.82	645.69	-	-	589.58
Lead ($ per pound)	0.62	0.58	0.66	0.66	0.62
Zinc ($ per pound)	0.50	0.41	-	-	0.49

SILVERCORP METALS INC.

Mining Data

The following table summarizes historical operating information for each mine and consolidated totals for the six months ended September 30, 2008:

	Six months ended September 30, 2008
	YING	HPG	TLP	LM	Consolidation

Production Data
Mine Data
Ore Mined (tonne)
Direct Smelting Ores (tonne)	5,458	328	87	86	5,959
Stockpiled Ores (tonne)	149,023	32,632	47,526	25,338	254,519
	154,481	32,960	47,613	25,424	260,478

Run of Mine Ore (tonne)
Direct Smelting Ores (tonne)	5,458	328	87	86	5,959
Ores Milled (tonne)	144,183	32,396	51,936	19,956	248,471
	149,641	32,724	52,023	20,042	254,430

Mining cost per tonne of ore mined ($)	69.44	79.62	58.90	112.35	72.99
Cash mining cost per tonne of ore mined ($)	55.61	53.60	49.05	79.65	56.50
Non cash mining cost per tonne of ore mined ($)	13.83	26.02	9.85	32.70	16.49

Unit shipping costs ($)	3.54	4.02	1.89	5.27	3.44

Milling cost per tonne of ore milled ($)	11.75	13.41	14.00	17.75	12.92
Cash milling cost per tonne of ore milled ($)	10.80	12.13	12.86	17.75	11.96
Non cash milling cost per tonne of ore milled ($)	0.95	1.28	1.14	-	0.96

Average Production Cost
Silver ($ per ounce)	3.73	6.00	10.37	9.69	4.72
Gold ($ per ounce)	115.23	329.38	342.65	424.78	232.29
Lead ($ per pound)	0.26	0.43	0.66	0.52	0.33
Zinc ($ per pound)	0.15	0.22	-	-	0.19

Total production cost per ounce of Silver ($)	(5.08)	(6.54)	8.97	9.07	(2.91)
Total cash cost per ounce of Silver ($)	(6.13)	(12.71)	5.13	5.34	(4.73)

Total Recovery of the Run of Mine Ores
Silver (%)	92.1	84.1	82.8	89.6	90.3
Lead (%)	96.5	93.8	79.1	87.5	94.2
Zinc ( %)	66.2	67.3	-	-	66.2

Head Grades of Run of Mine Ores
Silver (gram/tonne)	364.2	146.9	159.4	309.3	290.0
Lead (%)	6.3	5.0	2.3	2.3	5.0
Zinc (%)	2.9	0.8	-	-	1.8

Sales Data
Metal Sales
Silver (in thousands of ounce)	1,598	134	166	165	2,063
Gold (in thousands of ounce)	-	0.8	-	-	0.8
Lead (in thousands of pound)	19,345	3,335	1,727	685	25,092
Zinc (in thousands of pound)	6,363	157	-	-	6,519
Metal Sales
Silver ($)	19,898	1,581	2,075	2,037	25,590
Gold ($)	25	544	27	30	625
Lead ($)	16,886	2,803	1,365	454	21,507
Zinc ($)	3,173	67	-	-	3,240
	39,980	4,995	3,466	2,521	50,962
Average Selling Price, Net of Value Added Tax and Smelter Charges
Silver ($ per ounce)	12.46	11.80	12.47	12.34	12.40
Gold ($ per ounce)	384.74	648.25	411.98	540.57	610.95
Lead ($ per pound)	0.87	0.84	0.79	0.66	0.86
Zinc ($ per pound)	0.50	0.43	-	-	0.50